EXHIBIT 2.1

                               AMENDMENT TO BYLAWS

                                       OF

                                 DRI CORPORATION


     The Bylaws of DRI Corporation are hereby amended in accordance with Article X, Section 2 of the Bylaws approved by the Board of Directors on September 12, 2007.

     Article II, Section 2 of the Bylaws is deleted in its entirety and in lieu thereof the following is substituted:

                                   ARTICLE II

                             Shareholders' Meetings
                             ----------------------

     Section 2. Special Meetings. Special meetings of the shareholders for any purpose or purposes may be called at any time by the Board of Directors to be held at such time and place as the Board of Directors may prescribe.

     Upon the request of the Chairman of the board, the President, the Board of Directors, or of any shareholder or shareholders holding in the aggregate fifty-one percent (51%) of the voting power of all shareholders, it shall be the duty of the Secretary to call a special meeting of the shareholders to be held at the principal office of the Corporation or such other convenient place and at such time as the Secretary may fix, not less than ten (10) (or in the case of mergers or sales of assets, the number of days specified by North Carolina law) nor more than fifty (50) days after the receipt of said request, and if said Secretary shall neglect or refuse to issue such call, those making the request may do so.

     Effective this 12th day of September, 2007.


                                       /S/ STEPHEN P. SLAY
                                       -------------------------------
                                       Secretary